# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPAR Group, Inc., CIK 0001004989
CUSIP: 784933103
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, North Carolina (NC), 28203
Date of event which requires filing of this statement: 05/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000050471

## Reporting persons
- ReposiTrak, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 4,190,569; shared voting power 0; sole dispositive power 4,190,569; shared dispositive power 0; aggregate amount beneficially owned 4,190,569 (14.8% of the class)

## Item 1. Issuer
Name of issuer: SPAR Group, Inc.
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, NORTH CAROLINA, 28203.

## Item 2. Person Filing
Name of person filing: ReposiTrak, Inc.
Address of principal business office or, if none, residence: 5282 South Commerce Drive, Suite D292, Murray, Utah 84107
Citizenship: a Nevada corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,190,569
Percent of class: 14.8%. The foregoing percentage is calculated based on 25,129,991 shares of the Issuer's Common Stock outstanding as of May 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 12, 2026, together with an additional 3,190,569 shares issued on May 29, 2026 as reported in the Issuer's Current Report on Form 8-K filed on June 3, 2026, for an aggregate of 28,320,560 shares outstanding as of the date of this Schedule 13G
Sole power to vote or to direct the vote: 4,190,569
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,190,569
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ReposiTrak, Inc.: John Merrill, Chief Financial Officer (06/09/2026)